U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

**A-4 6/30/2003

SEC FILE NO 8-52689

8-52689

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION


03051241

NAME OF BROKER-DEALER:


RECD S.E.C.
JUN 3 0 2003
523

Knight Execution Partners LLC

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

111 West Jackson
10th Floor

(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Mogilevsky (Area Code -- Telephone No.) 952-249-5500

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

One North Wacker Drive	Chicago	60606
(ADDRESS) Number and Street	City	Zip Code

State IL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 07 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Charles Mogilevsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Knight Execution Partners LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Charles Mogilevsky
Chief Financial Officer

Notary Public


DIANE M HESSLUND
NOTARY PUBLIC - MINNESOTA
HENNEPIN COUNTY
My Commission Expires Jan. 31, 2005

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Knight Execution Partners LLC

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2002



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Accountants

To the Member of
Knight Execution Partners LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in member's equity and cash flows present fairly, in all material respects, the financial position of Knight Execution Partners LLC (the "Company") at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 14, 2003

Knight Execution Partners LLC

Statement of Financial Condition
December 31, 2002

ASSETS

Cash	$ 3,377,027
Securities owned, at market value	672,455
Receivables:	
Order flow and execution	2,748,863
Clearing organization and broker-dealer	1,705,621
Due from affiliates	29,359
Equipment, at cost (net of accumulated depreciation of $8,587)	970,882
Other assets	87,146
Total assets	$ 9,591,353

LIABILITIES AND MEMBER'S EQUITY

Payable for order flow and execution	$ 1,068,600
Payable to broker-dealer	1,690,884
Accounts payable, accrued expenses and other liabilities	1,309,220
Due to affiliates	221,866
Total liabilities	4,290,570
Member's equity	5,300,783
Total liabilities and member's equity	$ 9,591,353

The accompanying notes are an integral part of these financial statements.

Knight Execution Partners LLC

Statement of Operations
For the Year Ended December 31, 2002

Revenues:	
Order flow rebates	$ 14,849,815
Execution commissions	7,818,800
Interest income	23,666
Other income	324
Total revenues	22,692,605
Expenses:	
Payments for order flow	8,094,976
Execution and clearance fees	7,888,242
Employee compensation and benefits	4,985,648
Communications and data processing	676,091
Management fees	591,505
Other	828,741
Total expenses	23,065,203
Loss before income tax benefit	(372,598)
Income tax benefit	(184,097)
Net loss	$ (188,501)

The accompanying notes are an integral part of these financial statements.

Knight Execution Partners LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2002

Balance, January 1, 2002	$ 3,596,088
Contributions from Parent	2,000,000
Distributions to Parent	(106,804)
Net loss	(188,501)
Balance, December 31, 2002	$ 5,300,783

The accompanying notes are an integral part of these financial statements.

Knight Execution Partners LLC

Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (188,501)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	8,587
(Increase)/decrease in operating assets:	
Securities owned	(672,455)
Receivables:	
Order flow and execution	483,745
Clearing organization and other broker-dealer	(2,825,982)
Due from affiliates	636,591
Other assets	19,930
Increase/(decrease) in operating liabilities:	
Payable for order flow and execution	528,600
Payable to broker-dealer	1,690,884
Accounts payable, accrued expenses and other liabilities	(117,245)
Due to affiliates	65,382
Net cash used in operating activities	(370,464)
Cash flows from investing activities:	
Purchase of equipment	(979,469)
Net cash used in investing activities	(979,469)
Cash flows from financing activities:	
Contributions from Parent	2,000,000
Distributions to Parent	(106,804)
Net cash provided by financing activities	1,893,196
Net change in cash	543,263
Cash, beginning of year	2,833,764
Cash, end of year	$ 3,377,027

The accompanying notes are an integral part of these financial statements.

Knight Execution Partners LLC

Notes to Financial Statements

1. Organization and Description of the Business

Knight Execution Partners LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission and a member of the Options Clearing Corporation. The Company functions in an agency capacity as an order routing and execution firm on the Chicago Board Options Exchange, American Stock Exchange, Philadelphia Stock Exchange, Pacific Stock Exchange and the International Securities Exchange.

The Company's sole member is KFP Holdings I LLC (the "Parent") whose ultimate parent is Knight Trading Group, Inc. ("KTG").

2. Significant Accounting Policies

Operating Activities

Execution commissions and related expenses, including clearance fees, are recorded on a trade date basis.

Order flow revenue represents payments received from specialists on exchanges for order flow directed to their posts. Payments for order flow represent payments to other broker-dealers or institutions for directing their order executions to the Company. Order flow revenue and related expenses are recorded on a trade date basis.

Estimated Fair Value of Financial Instruments

Management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued liabilities) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Equipment is being depreciated on a straight-line basis over the estimated useful life of three years.

Knight Execution Partners LLC

Notes to Financial Statements, Continued

3. Related Parties

In the ordinary course of business, the Company directs order executions ("order flow") to an affiliate's specialist posts on various options exchanges. During the year ended December 31, 2002, the Company earned $5.2 million for order flow directed through the affiliate's posts.

The Company pays certain space costs and operating expenses on behalf of an affiliate and is reimbursed for such payments. Management fees are charged to the Company by KTG based on direct usage, headcount or percentage of net capital, depending on the source of the expense. Management fees charged to the Company for the year ended December 31, 2002, amounted to $591,505. In the ordinary course of business, the Company receives commission revenue for trades executed for two affiliates. For the year ended December 31, 2002, the Company earned $376,000 in commission revenue from these two affiliates.

4. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

Securities transactions of customers are introduced and cleared through the Company's clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to monitor the risks associated with its customer activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines, which are monitored on a daily basis.

The Company may enter into transactions in derivative financial instruments (primarily exchange traded and index options) in order to facilitate customers' trading activities.

5. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness.

At December 31, 2002, the Company had net capital of $2,907,797, which was $2,621,759 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 1.48 to 1.

6. Employee Benefit Plans

An affiliate of the Company sponsors a 401(k) Profit Sharing Plan (the "Plan") in which substantially all of the Company's employees are eligible to participate. Under the terms of the plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each participant, up to certain limitations. For the Plan year ended December 31, 2002, the Company contributed $137,863 to the Plan.

Knight Execution Partners LLC

Notes to Financial Statements, Continued

Certain employees of the Company participate in KTG's stock option and award plan (the "Stock Plan"), which provides for the issuance of KTG stock-related awards. It is KTG's policy to grant options for the purchase of shares of KTG's Class A Common Stock at not less than market value, which the Stock Plan defines as the average of the high and low sales prices on the date prior to the grant date. Options and awards generally vest over a three or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the agreements. KTG has the right to fully vest employees in their option grants and awards upon retirement.

KTG applies Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for the fair values of the options granted to employees. Had compensation expense for KTG's options been determined based on the fair value at the grant dates in accordance with Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure* and allocated to the Company, the Company's net loss for 2002 would have been as follows:

Net loss, as reported	$	(188,500)
Pro forma compensation expense determined under fair value based method, net of tax		(275,585)
Pro forma net loss	$	(464,085)

The fair value of each option granted is estimated as of its respective grant date using the Black-Scholes option-pricing model with the following assumptions:

Dividend yield	0.0%
Expected volatility	65%
Risk-free interest rate	3.0%
Expected life (in years)	4

7. Income Taxes

The Company is treated as a disregarded entity for tax purposes. In accordance with KTG's tax sharing agreement with the Company, KTG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KTG's consolidated net income or loss. This allocation of KTG's income tax benefit for the year ended December 31, 2002 is included in the income tax benefit in the statement of operations.

The results of the Company's operations are included in KTG's consolidated U.S. federal income tax returns. The results of the Company's operations are also subject to state taxation in various jurisdictions.

Knight Execution Partners LLC

Notes to Financial Statements, Continued

The income tax benefit for the year ended December 31, 2002 consists of:

Current:	
U.S. Federal	$ (198,080)
State	18,682
	(179,398)
Deferred:	
U.S. Federal	(4,923)
State	224
	(4,699)
Income tax benefit	$ (184,097)

The difference between the Company's effective tax rate of 49.4% and the US federal statutory tax rate of 35% is due to state income taxes, an adjustment of income tax allocations based upon tax returns as filed by KTG and nondeductible expenses.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. As of December 31, 2002 the Company had no such basis differences and therefore no deferred income taxes are reported on its statement of financial condition.

Knight Execution Partners LLC

Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2002

Total member's equity	$ 5,300,783
Deductions and charges:	
Receivables	1,177,163
Due from affiliates	29,359
Equipment	970,882
Other assets	87,147
Other charges	71,395
	2,335,946
Haircuts on securities	57,040
Net capital	$ 2,907,797
Minimum dollar net capital requirement (A)	$ 100,000
Aggregate indebtedness	$ 4,290,570
6-2/3% of aggregate indebtedness (B)	$ 286,038
Net capital requirement (greater A or B)	$ 286,038
Net capital in excess or requirement	$ 2,621,759
Ratio of aggregate indebtedness to net capital	1.48 to 1

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 filing.

Knight Execution Partners LLC

Computation for Determination of Reserve Requirements and Information for the Possession or Control Requirements Pursuant to Rule 15c3-3
December 31, 2002

The Company claims exemption from the provisions of Rule 15c3-3 of the Securities and Exchange Commission pursuant to Paragraph K (2)(ii) of that Rule.

There are no differences between the above information and the information included in the Company's corresponding unaudited Form X-17a-5 filing.



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Member of
Knight Execution Partners LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Knight Execution Partners LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to



achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Chicago Board Options Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 14, 2003